La Coop Coffee

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	0.00
Store	627,262.50
Total Sales	**627,262.50**
Sales of Product Income	0.00
Online	3,485.94
Wholesale	8,725.10
Total Sales of Product Income	**12,211.04**
Total Income	**$639,473.54**
Cost of Goods Sold	
Coffee	0.00
Coffee Making Supplies	12,920.65
Green Coffee	33,761.04
Total Coffee	**46,681.69**
Equipment	7,629.44
Food Supplies	99,180.17
Furniture/Shop Supplies	420.72
Glassware/Cups/Lids/Straws	773.04
Job Supplies	51,826.10
Merchandise	4,712.50
Merchant Processing Fees/Equipment	510.40
Packaging Supplies	6,361.84
Shipping Costs	1,146.57
Total Cost of Goods Sold	**$219,242.47**
GROSS PROFIT	**$420,231.07**
Expenses	
Advertising & Marketing	9,063.47
Events	2,597.66
Total Advertising & Marketing	**11,661.13**
Bank Charges & Fees	34.70
Credit Card Fees	13.60
Square Fees	74.00
Total Bank Charges & Fees	**122.30**
Car & Truck	0.00
Car Pymts	6,100.80
Gas	1,851.36
Repairs	1,557.01
Vehicle Insurance	1,189.59
Total Car & Truck	**10,698.76**
Computer & Internet	0.00
Website	517.58
Total Computer & Internet	**517.58**

La Coop Coffee

Profit and Loss
January - December 2021

	TOTAL
Contractors	339.50
Credit Card Payment	18.54
Donations	500.00
Farmers Market Fees	800.56
Insurance	1,084.38
Business Liability	1,352.00
Total Insurance	**2,436.38**
Legal & Professional Services	0.00
Accounting/Taxes	3,572.50
Certifications	298.00
Legal	4,395.00
Total Legal & Professional Services	**8,265.50**
Meals	182.03
Membership	300.00
Office Supplies & Software	4,279.55
Payroll Expenses	0.00
Fees	681.00
Taxes	45,203.96
Wages	140,341.27
Total Payroll Expenses	**186,226.23**
Rent & Lease	0.00
Coffe Shop	36,000.00
Pop Up-Ups	21.45
Total Rent & Lease	**36,021.45**
Repairs & Maintenance	7,161.18
Taxes & Licenses	0.00
Business License	500.00
Sales Tax	54,987.33
State	3,432.00
Total Taxes & Licenses	**58,919.33**
Telephone & Cell Phone Expenses	3,234.69
Travel	-664.79
Utilities	735.64
Electric	4,098.91
Gas	444.32
Water	1,615.65
Total Utilities	**6,894.52**
Total Expenses	**$337,914.44**
NET OPERATING INCOME	**$82,316.63**
NET INCOME	**$82,316.63**

La Coop Coffee

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (3888)	127,550.64
Business Investment Acct (3875)	77.34
Total Bank Accounts	**$127,627.98**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$127,627.98**
Fixed Assets	
Coffee Machinery & Equipment	22,011.43
Coffee Shop Leasehold Improvements	59,337.71
Vehicles	0.00
Auto	9,000.00
Ford Truck	10,000.00
Total Vehicles	**19,000.00**
Total Fixed Assets	**$100,349.14**
TOTAL ASSETS	**$227,977.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BOA MC 4021	-244,022.32
BOA MC 1164	91,030.39
BOA MC 7601	160,767.03
Total BOA MC 4021	**7,775.10**
Total Credit Cards	**$7,775.10**
Other Current Liabilities	
L/P Shareholder	54,013.86
Total Other Current Liabilities	**$54,013.86**
Total Current Liabilities	**$61,788.96**
Total Liabilities	**$61,788.96**
Equity	
Owner Paid Expenses (Equity)	0.00
Owner's Equity	0.00
Owner's Investment	0.00
Retained Earnings	83,871.53

La Coop Coffee

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	82,316.63
Total Equity	**$166,188.16**
TOTAL LIABILITIES AND EQUITY	**$227,977.12**

La Coop Coffee

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	82,316.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
BOA MC 4021	-168,440.68
BOA MC 4021:BOA MC 1164	54,071.94
BOA MC 4021:BOA MC 7601	116,679.74
L/P Shareholder	54,013.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**56,324.86**
Net cash provided by operating activities	**$138,641.49**
INVESTING ACTIVITIES	
Vehicles:Ford Truck	-10,000.00
Net cash provided by investing activities	**$ -10,000.00**
FINANCING ACTIVITIES	
Owner Paid Expenses (Equity)	-56,858.98
Owner's Equity	30,562.76
Owner's Investment	-76,318.65
Net cash provided by financing activities	**$ -102,614.87**
NET CASH INCREASE FOR PERIOD	**$26,026.62**
Cash at beginning of period	101,601.36
CASH AT END OF PERIOD	**$127,627.98**